Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190011

For Immediate Release

Contact:	Patrick A. Reynolds
Director of Investor Relations
(706) 649-4973

Synovus Announces Plans to Redeem $967.87 Million of TARP Preferred Stock

Over Two-Thirds of Payment to be Funded through Internally Available Funds;

Balance to be Funded by Proceeds from $185 Million Public Common Stock Offering and Planned $130 Million Preferred Stock Public Offering

July 18, 2013 – Synovus Financial Corp. (NYSE: SNV) today announced its intention to redeem all 967,870 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, issued to the U.S. Treasury through the Capital Purchase Program established under the Troubled Asset Relief Program (“TARP”), for an aggregate purchase price of $967.87 million. Internally available funds (including a $680 million dividend from its wholly owned subsidiary, Synovus Bank) will be used to fund over two-thirds of the redemption price. Synovus also announced today the commencement of an underwritten public offering of $185 million of its common stock. The shares will be issued pursuant to a prospectus supplement filed as part of a shelf registration statement on Form S-3 filed with the Securities and Exchange Commission. Synovus intends to use the net proceeds from the common stock offering, together with the net proceeds of a planned $130 million preferred stock offering, to fund the balance of the TARP redemption payment.

“Today’s announcement of our planned TARP redemption represents the culmination of a journey to return Synovus to a position of strength,” said Kessel Stelling, Synovus Chairman and CEO. “We laid out and successfully executed a clear, deliberate, and aggressive plan to return Synovus to sustainable profitability. Key components of the plan included taking significant actions to strengthen credit quality, stabilize and remix the balance sheet, and improve operating efficiency while investing in the talent and technology that will enable us to support growth and enhance the customer experience. Our team did an outstanding job of tackling important issues throughout this journey while remaining focused on our customers.

“The size of the offerings announced today is based on discussions with regulators and management’s assessment of the appropriate level of Tier 1 Common Equity, Tier 1 Leverage and other capital ratios. Following these offerings and the planned redemption of the TARP preferred stock, we believe that our solid capital position will provide us the flexibility to grow our balance sheet as the economy improves and to capitalize on future strategic opportunities.”

The following table outlines Synovus’ reported capital ratios at June 30, 2013 and March 31, 2013, with a comparison to the pro forma results as of June 30, 2013 reflecting completion of the common stock offering and the planned preferred stock offering as well as redemption of the TARP preferred stock:

	As Reported 1Q13	As Reported 2Q13		2Q13 Pro Forma Adjusted for 3Q13 Capital Actions(1)	2Q13 Pro Forma Further Adjusted for TARP Redemption(2)
Tier 1 capital ratio	13.50%	13.49	(4)	14.88	10.39
Tier 1 common equity ratio(3)	8.93	8.97	(4)	9.76	9.74
Total risk-based capital ratio	16.45	16.00	(4)	17.39	12.89
Leverage ratio	11.27	11.33		12.50	8.72
Tangible common equity ratio(3)	9.89%	9.71		10.24	10.60
(1)	Pro forma assumes $185 million common stock offering and $130 million preferred stock offering, net of approximately $15 million in offering costs
(2)	Pro forma after equity offerings described in note (1) and TARP redemption of $967.87 million; net of acceleration of accretion of unamortized discount on TARP preferred stock of $5.1 million
(3)	Non-GAAP financial measures; see “Use of Non-GAAP Measures”
(4)	Preliminary

Currently, the TARP preferred stock (dividends and accretion of discount) reduces net income available to common shareholders by approximately $59 million per year. After TARP redemption, the annualized benefit from the elimination of this cost, net of the impact of the above transactions to be undertaken to facilitate the redemption of TARP, is expected to result in a net increase in diluted earnings per share of approximately $0.04 (based on annualized 2Q13 earnings).

After redemption of the TARP preferred stock, the U.S. Treasury would continue to hold warrants to purchase 15,510,737 shares of Synovus common stock at an initial exercise price of $9.36 per share. Synovus intends to evaluate the potential repurchase of these warrants directly from the U.S. Treasury or through participation in a subsequent auction process, which may or may not be successful.

J.P. Morgan Securities LLC is acting as capital advisor for Synovus’ TARP redemption planning and as sole book-running manager for the offering, with Wachtell, Lipton, Rosen & Katz acting as its counsel. Alston & Bird LLP is acting as legal advisor to Synovus. Synovus is conducting the offering pursuant to an effective registration statement under the Securities Act of 1933, as amended. Before making an investment, potential investors should first read the prospectus supplement and accompanying prospectus, the registration statement and the other documents that Synovus has filed with the Securities and Exchange Commission in connection with the offering. A copy of the preliminary prospectus supplement and accompanying prospectus can be obtained by contacting J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, or by calling 866-803-9204. Investors may obtain these documents free of charge by visiting the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Synovus

Synovus Financial Corp. is a financial services company with approximately $27 billion in assets based in Columbus, Georgia. Synovus Financial Corp. provides commercial and retail banking, investment and mortgage services to customers in Georgia, Alabama, South Carolina, Florida and Tennessee. See Synovus Financial Corp. on the web at www.synovus.com.

Forward-Looking Statements

This press release and certain of our other filings with the Securities and Exchange Commission contain statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. You can identify these forward-looking statements through Synovus’ use of words such as “believes,” “intends,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’ future business and financial performance and/or the performance of the commercial banking industry and economy in general. These forward-looking statements include, among others, those statements regarding the TARP redemption and the offerings; our ability to grow our balance sheet and take advantage of future strategic opportunities; our assessment of the appropriate levels of capital; and the assumptions underlying these expectations. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties, including, among others, ,market conditions affecting the offerings, which may cause the actual results, performance or achievements of Synovus to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus’ management and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this report. Many of these factors are beyond Synovus’ ability to control or predict.

These forward-looking statements are based upon information presently known to Synovus’ management and are inherently subjective, uncertain and subject to change due to any number of risks and uncertainties, including, without limitation, the risks and other factors set forth in Synovus’ filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2012 under the captions “Cautionary Notice Regarding Forward-Looking Statements” and “Risk Factors” and in Synovus’ quarterly reports on Form 10-Q and current reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Use of Non-GAAP Financial Measures

The measures entitled tangible common equity to tangible assets ratio and Tier 1 common equity ratio are not measures recognized under U.S. generally accepted accounting principles (GAAP) and therefore are considered non-GAAP financial measures. The most comparable GAAP measures are total shareholders’ equity to total assets ratio and Tier 1 capital to risk-weighted assets ratio, respectively.

Synovus believes that these non-GAAP financial measures provide meaningful additional information about Synovus to assist management and investors in evaluating Synovus’ capital strength and the performance of its core business. These non-GAAP financial measures should not be considered as substitutes for total shareholders’ equity to total assets ratio and Tier 1 capital to risk-weighted assets ratio determined in accordance with GAAP and may not be comparable to other similarly titled measures at other companies.

The computations of tangible common equity to tangible assets ratio and Tier 1 common equity ratio, and the reconciliation of these measures to total shareholders’ equity to total assets ratio and Tier 1 capital to risk-weighted assets ratio are set forth in the tables below.

Reconciliation of Non-GAAP Financial Measures
(dollars in thousands)	2Q13	1Q13
Tangible common equity to tangible assets ratio
Total assets	$26,563,174	26,212,879
Subtract: Goodwill	(24,431)	(24,431)
Subtract: Other intangible assets, net	(4,156)	(4,583)

Tangible assets	$26,534,587	26,183,865

Total shareholders’ equity	$3,568,203	3,578,106
Subtract: Goodwill	(24,431)	(24,431)
Subtract: Other intangible assets, net	(4,156)	(4,583)
Subtract: Series A Preferred Stock, no par value	(962,725)	(960,005)

Tangible common equity	$2,576,891	2,589,087

Total shareholders’ equity to total assets ratio	13.43%	13.65
Tangible common equity to tangible assets ratio	9.71%	9.89

Tier 1 Common Equity Ratio
Total shareholders’ equity	$3,568,203	3,578,106
Add/Subtract: Accumulated other comprehensive loss (income)	33,060	(2,787)
Subtract: Goodwill	(24,431)	(24,431)
Subtract: Other intangible assets, net	(4,156)	(4,583)
Subtract: Disallowed deferred tax asset	(674,996)	(687,007)
Other items	7,305	7,191

Tier 1 capital	$2,904,985	2,866,489
Subtract: Qualifying trust preferred securities	(10,000)	(10,000)
Subtract: Series A Preferred Stock	(962,725)	(960,005)

Tier 1 common equity	$1,932,260	1,896,484

Risk-weighted assets	$21,538,426 *	21,235,129
Tier 1 common equity ratio	8.97%*	8.93

*	Preliminary

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